

Asia Gaming & Resort, Ltd.
and
CS China Acquisition Corp.

Investor Presentation

November 2009

SAFE HARBOR STATEMENT

THIS PRESENTATION IS BEING PRESENTED BY CS CHINA ACQUISITION CORP. ("CS CHINA") FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CS CHINA SECURITIES, REGARDING ITS ACQUISITION OF ALL THE OUTSTANDING CAPITAL STOCK OF ASIA GAMING & RESORT, LTD. ("AGRL"). THE SOLE PURPOSE OF THIS PRESENTATION IS TO ASSIST PERSONS IN DECIDING WHETHER THEY WISH TO PROCEED WITH A FURTHER REVIEW OF THE PROPOSED TRANSACTION DISCUSSED HEREIN. THIS PRESENTATION IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING THE PROPOSED TRANSACTION AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION.

CS CHINA HAS FILED REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PROPOSED TRANSACTION. STOCKHOLDERS OF CS CHINA ARE ENCOURAGED TO READ SUCH REPORTS AND ALSO THE PRELIMINARY PROXY STATEMENT AND THE DEFINITIVE PROXY STATEMENT THAT CS CHINA WILL FILE WITH THE SEC WHEN EACH OF THEM BECOMES AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT IFORMATION. SUCH PERSONS CAN ALSO READ CS CHINA'S FINAL PROSPECTUS, DATED AUGUST 11, 2008 AND ITS ANNUAL REPORTS ON FORM 10-K FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE CS CHINA OFFICERS AND DIRECTORS AND OF EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS, LLC AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE ACQUISITION. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: 4100 NE SECOND AVENUE, SUITE 318, MIAMI, FL 33137. DOCUMENTS ON FILE WITH THE SEC, ONCE AVAILABLE, MAY ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (http://www.sec.gov).

CS CHINA, AGRL AND SPRING FORTUNE INVESTMENT LTD, THE CURRENT PARENT COMPANY OF AGRL, AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECIAL MEETING OF CS CHINA STOCKHOLDERS TO BE HELD TO APPROVE THE ACQUISITION.

EARLYBIRDCAPITAL, INC. AND ROTH CAPITAL PARTNERS, LLC, WHO ACTED AS UNDERWRITERS IN CS CHINA'S INITIAL PUBLIC OFFERING WILL RECEIVE DEFERRED UNDERWRITING COMMISSIONS TOTALLING $993,600 UPON CONSUMMATION OF THE ACQUISITION. IF THE ACQUISITION IS NOT CONSUMMATED AND CS CHINA DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION TRANSACTION BY FEBRUARY 11, 2011, SUCH DEFERRED UNDERWRITNG COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE CS CHINA STOCKHOLDERS UPON LIQUIDATION.

THIS PRESENTATION SHALL NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTION.

FORWARD LOOKING STATEMENTS

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE DEFINITION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. YOU CAN IDENTIFY THESE STATEMENTS BY FORWARD-LOOKING WORDS SUCH AS "MAY," "EXPECT," "ANTICIPATE," "CONTEMPLATE," "BELIEVE," "ESTIMATE," "INTENDS," AND "CONTINUE" OR SIMILAR WORDS. YOU SHOULD READ STATEMENTS THAT CONTAIN THESE WORDS CAREFULLY BECAUSE THEY DISCUSS FUTURE EXPECTATIONS; CONTAIN PROJECTIONS OF FUTURE RESULTS OF OPERATIONS OR FINANCIAL CONDITION; OR STATE OTHER "FORWARD-LOOKING" INFORMATION.

CS CHINA AND AGRL BELIEVE IT IS IMPORTANT TO COMMUNICATE THEIR EXPECTATIONS. HOWEVER, THERE MAY BE EVENTS IN THE FUTURE THAT THEY ARE NOT ABLE TO PREDICT ACCURATELY OR OVER WHICH THEY HAVE NO CONTROL. THE MATTERS DISCUSSED IN THIS PRESENTATION PROVIDE EXAMPLES OF RISKS, UNCERTAINTIES AND EVENTS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS DESCRIBED BY CS CHINA OR AGRL IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING AMONG OTHER THINGS: UNCERTAINTIES AS TO THE TIMING OF THE PROPOSED TRANSACTION; APPROVAL OF THE PROPOSED TRANSACTION BY CS CHINA'S STOCKHOLDERS; THE SATISFACTION OF CLOSING CONDITIONS TO THE PROPOSED TRANSACTION; COSTS RELATED TO THE PROPOSED TRANSACTION; CHANGES IN ECONOMIC CONDITIONS GENERALLY, CHANGES IN AGRL'S INDUSTRY; LEGISLATIVE AND REGULATORY CHANGES; AVAILABILITY OF DEBT AND EQUITY CAPITAL TO CS CHINA AND AGRL ON FAVORABLE TERMS, OR AT ALL; EXPECTATIONS REGARDING THE TIMING OF GENERATING REVENUES; THE DEGREE AND NATURE OF AGRL'S COMPETITION; CHANGES IN GAAP; CHANGES IN PERSONNEL AND LACK OF AVAILABILITY OF QUALIFIED PERSONNEL; MARKET TRENDS; AND OTHER FACTORS NOT PRESENTLY IDENTIFIED.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PRESENTATION. ALL FORWARD-LOOKING STATEMENTS INCLUDED HEREIN ATTRIBUTABLE TO ANY OF CS CHINA, AGRL OR ANY PERSON ACTING ON EITHER PARTY'S BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED OR REFERRED TO IN THIS SECTION. EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAWS AND REGULATIONS, CS CHINA AND AGRL UNDERTAKE NO OBLIGATIONS TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PRESENTATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

CS China Acquisition Corp. to Acquire Asia Gaming & Resort, Ltd.



(Galaxy Star World Casino – Macau

Site of Iao Kun VIP Gaming Room)

- *CS China Acquisition Corp. has signed a definitive Stock Purchase Agreement to acquire privately held Asia Gaming & Resort, Ltd. ("AGRL")*
- *AGRL operates VIP rooms at the following hotels:*
  - *MGM Grand – Macau*
  - *Galaxy Star World Casino – Macau*
- *Additionally, AGRL plans to open the first luxury Macau-style VIP room in Jeju Island, South Korea*
- *AGRL's management are 20-year veterans of the Asian gaming VIP market*
- *AGRL boasts a marketing network of over 1,000 agents and collaborators across Asia*
- *VIP gaming is the most lucrative element of the Asian gaming industry and accounts for over 67% of all gaming revenue in Macau (Source: DICJ)*
- *In 2008, AGRL generated net income of $20.2 million and chip turnover of $3.2 billion (audited)*

(See Glossary on Page 27 for meaning of abbreviations)

Asia Gaming & Resort, Ltd.


MGM GRAND

(MGM Grand Casino Macau Site of Iao Kun VIP Gaming Room)

Company Highlights

- *AGRL is a leader in VIP gaming with over $3 billion in annual chip turnover*
- *AGRL is debt free and has a proven track record of growth*
- *AGRL has no need to buy, build or maintain expensive real estate*
- *Agreements to operate VIP rooms are renewable and ARGL has the flexibility to move to, and add, more attractive casino locations*
- *AGRL is the first to promote a Macau-style VIP room in Jeju Island , South Korea*
  - *A short flight from many major cities in China*
  - *Jeju Island is designated as a Chinese Visa Free zone*

Transaction Structure



(T.H.E. Hotel & Lvegas Casino – Jeju Island, South Korea Site of Iao Kun VIP Gaming Room)

- *There are currently 6.9 million CS China shares outstanding and 14.648 million CS China warrants outstanding*
- *CS China will issue 10.350 million shares at closing:*
  - *AGRL will initially hold 60% of the outstanding common stock*
- *Incentive Shares:*
  - *2009: Between 1.15 million and 7.84 million shares will be issued based on net income targets of $16.0 million and $20.0 million, respectively*
  - *2010: Between 4.21 million and 12.05 million shares will be issued based on net income targets of $36.8 million and $43.8 million, respectively*
  - *2011: 2.57 million shares will be issued based on a net income target of $49.5 million or greater*
  - *2012: 2.57 million shares will be issued based on net income target of $58.0 million or greater*
- *AGRL will be issued an additional 4.21 million shares after filing year-end audit 2010*
- *There are additional out performance bonuses of 0.53 million shares per year for exceeding net incomes of: $29.0 million in 2009, $60.0 million in 2010, $75.0 million in 2011, and $82.5 million in 2012.*

Capitalization and Valuation Based on Net Income Incentive Targets

Capitalization and Valuation Based on Net Income Incentive Targets

	2009		2010		2011[2]	2012[2]
	Minimum Target	Maximum Target	Minimum Target[1]	Maximum Target[2]		
Net Income Incentive Target	**$16,000,000**	**$20,000,000**	**$36,800,000**	**$41,800,000**	**$49,500,000**	**$58,000,000**
Year Over Year Growth			*130.0%*	*109.0%*	*18.4%*	*17.2%*
Common Shares						
Existing CS China Shares	6,900,000	6,900,000	6,900,000	6,900,000	6,900,000	6,900,000
Shares Issued to AGRL	10,350,000	10,350,000	10,350,000	10,350,000	10,350,000	10,350,000
Incentive Shares Issued to AGRL[3]	1,150,000	7,841,000	9,570,000	16,260,000	18,833,000	21,406,000
Total Common Shares	**18,400,000**	**25,091,000**	**26,820,000**	**33,510,000**	**36,083,000**	**38,656,000**
Existing CS China Warrants	14,648,000	14,648,000	14,648,000	14,648,000	14,648,000	14,648,000
Shares Underlying Underwriter's Unit Purchase Option[4]	1,440,000	1,440,000	1,440,000	1,440,000	1,440,000	1,440,000
Gross Shares Outstanding	**34,488,000**	**41,179,000**	**42,908,000**	**49,598,000**	**52,171,000**	**54,744,000**
Fully Diluted Shares Outstanding[5]	**20,364,870**	**27,055,870**	**28,784,870**	**35,474,870**	**38,047,870**	**40,620,870**
Fully Diluted EPS	**$0.79**	**$0.74**	**$1.28**	**$1.18**	**$1.30**	**$1.43**
Year Over Year Growth			*62.7%*	*59.4%*	*10.4%*	*9.7%*
Price / Earnings Ratio[6]	**7.3x**	**7.8x**	**4.5x**	**4.9x**	**4.4x**	**4.0x**

(1) Assumes net income of $16,000,000 in 2009.
(2) Assumes maximum net income targets were met in all previous years.
(3) Details provided on page 25.
(4) Consists of an option to purchase 480,000 units at a price of $6.60. Each unit consists of 1 share and 2 warrants exercisable at $5.00.
(5) Based on the treasury stock method and common share price of $5.75.
(6) Based on a common share price of $5.75.

CS CHINA ACQUISITION CORP.

Business Overview

Industry Growth

Growth Statistics:

- *Macau's casino gaming revenues increased from $5.7 billion in 2005 to $10.33 billion in 2007 to $13.6 billion in 2008 (Source: CLSA Asia-Pacific Markets)*
  - *The CAGR was 34.3% from 2005 to 2008*
- *Annual visitation to Macau increased to 22.9 million people in 2008 (Source: DSEC)*
- *Casinos compete for VIP gaming business because it is the largest segment of the Asian gaming industry*

Drivers for Growth:

- *China continues its positive GDP growth despite the global recession*
- *Liberalization of travel and currency restrictions for visitors from China to Macau from China*
- *Several major infrastructure projects are completed, under construction or being planned:*
  - *Second ferry terminal located on Taipa*
  - *28-kilometer bridge connecting Hong Kong, Macau and Zhuhai in China*
  - *Expansion of the Macau International Airport*
  - *Construction of two new tunnels linking the Macau peninsula and Taipa*
  - *Light rail transit system*
  - *Lotus Bridge*

Macau's Proximity to Major Population Centers


Beijing
Tianjin
Seoul
Tokyo
Shanghai
New Delhi
Taipei
Guangzhou
Hanoi
Macau
Hong Kong
Hainan
Mumbai
Manila
Bangkok
Phnom Penh
Colombo
Kuala Lumpur
Singapore
Jakarta

Macau is a Leading Global Center for Gaming

- *Macau benefits from its proximity to one of the world's largest pools of gaming patrons*
- *Macau is the only market in Greater China to offer legalized casino gaming*
- *24-hour hydrofoil ferry system provides access from Hong Kong in less than one hour*
- *Main global population centers of China, Taiwan, Japan, Korea, Indonesia, Thailand, the Philippines and India lie within five hours' flying time from Macau or Hong Kong*


Macau Gaming Revenue
US$ (Billions)
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$5.17
$5.76
$7.07
$10.37
$13.60
$6.44
2004
2005
2006
2007
2008
2009 (1H)

Relationships in the VIP Gaming Cycle



VIP Patrons

- *Has relationship with Agents & Collaborators*
- *Settle marker with agents & collaborators*


TICKETS

Agents & Collaborators

- *Provides travel and accommodations, and entertainment*
- *Chips & marker to VIP patrons*
- *Receives commission from AGRL on rolling chips turnover*



AGRL Aggregates thousands of smaller agents and their clients by providing the capital and services required for VIP gaming



Casino

- *Provides facilities, dealers, chips, cage*
- *Pays taxes directly*
- *Intra-day, daily, & monthly settlement statements to AGRL*
- *Monthly payment of commission to AGRL*

AGRL VIP Room



(AGRL's Iao Kun VIP Gaming Room, located in Star World & Casino – Downtown, Macau)

- *Secures room with casino through minimum rolling chips guarantee and initial chips purchase*
- *Provides credit to Agents & Collaborators only*
- *Receives commission from casino on rolling chips turnover or a share of the VIP room gross win*

Rolling Chips Turnover


Macau VIP Gaming Rolling Chips
US$ (million)
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$44,567
$57,749
$82,017
$79,455
$71,193
$62,808
$63,879
Q. Average 06
Q. Average 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09


Asia Gaming & Resort, Ltd.
Promoters Gaming Rolling Chips
US$ (million)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$303
$669
$640
$742
$856
$620
$594
$620
$922
$790
$858
$839
$834
$1,602
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09

- *Macau VIP gaming rolling chips decreased from $82 billion in Q1 2008 to $64 billion during Q1 2009, a 22% decline*
- *(Source: DICJ)*

- *AGRL's Promoters volume grew from $620 million in Q1'08 to $839 million in Q1'09, a 27.7% increase*
- *Gaming rolling chips further increased to $1.6 billion during Q3 2009*
- *Unaudited*

Win Rate vs. Commission

Agreements with Casino on Either a Commission Basis or Share of the Win Rate

Commission Model:

- *AGRL receives a commission on rolling chips turnover, there is no shared risk with casino or volatility from patrons' winning*
- *Recently, six casino operators in Macau agreed to set the maximum commission rate at 1.25% through legislation, after coordination with the Macau government*
- *AGRL splits their revenue on an agreed basis with the various agents and collaborators that bring the VIP patrons*

Win Rate Split Model:

- *Split of the gross gaming win with casino while also sharing the risk*
- *Historical statistical casino win rate is approximately 3%, but there is short-term volatility*
- *Casino pays a 39% gaming tax to the Macau Government at origination*
- *AGRL splits their revenue on an agreed basis with the various agents and collaborators that bring the VIP patrons*
- *Below a 1.9% win rate, AGRL may lose money due to commissions paid out to agents and collaborators*

Growth and Opportunities

AGRL's VIP Gaming in Macau Remains Strong

- *As of June 2009, AGRL relocated its lower-tier VIP room from the four-star Grand Waldo Hotel to the five-star MGM Grand in downtown Macau and repositioned the room to serve higher-tier VIP patrons*
  - *As part of the relocation to the MGM Grand, the number of gaming tables almost tripled – increasing from 4 to 11*
  - *Given the increased capacity at MGM Grand, AGRL is able to cater to more patrons*

Partial Use of Proceeds for Full Launch of Jeju VIP Room

- *Enable AGRL to negotiate a much more favorable agreement with the T.H.E. Hotel & Lvegas Casino in Jeju Island, South Korea*
- *The higher commission rate in South Korea provides significant incentives to agents and collaborators to direct their patrons to this gaming venue*
- *Direct flights to Jeju along with regularly scheduled commercial and charter operations from major Chinese cities - Shanghai, Beijing, Guangzhou, Hangzhou, Shenzhen and Shenyang - are increasing in response to Korean government support*
- *Part of the proceeds from the offering will be used for the full opening of the VIP room in Jeju*

Financial Summary

AGRL Financial Summary

US$ (Millions)	2006	2007	2008	2009 (1H) (1)
Chip Turnover	$1,612.1	$2,811.3	$3,190.6	$1,672.0
Growth		*74.4%*	*13.5%*	
Net Revenue	$22.9	$36.2	$51.0	$25.2
Growth		*58.1%*	*40.9%*	
Chip Commissions Paid	$10.6	$18.3	$25.1	$13.5
Administrative Expenses	$2.6	$4.4	$5.5	$2.2
Net Income	$9.5	$13.3	$20.2	$9.4
Growth		*40.0%*	*51.9%*	
Margin	*41.5%*	*36.7%*	*39.6%*	*37.3%*

(1) Unaudited

Corporate Structure

- *AGRL is an investment holding company.*



Lam et. al.
Spring Fortune
100%
Macau, China Operation
Sang Heng
(Starworld Iao Kun VIP Room)
Profit interest 100%
Kasino Fortune
Lam et al
Spring
(Spring VIP Room)
Ceased on May 31, 2009
Profit interest 100%
Zheng et al
Iao Pou
(MGM Iao Kun VIP Room)
Commenced on July 1, 209
Profit interest 100%
Foxhill
100%
100%
AGRL
100%
100%
Well Mount
Billion Room
Jeju, Korea Operation
Doowell
(Iao Kun VIP Room)
Profit interest 100%
Lam et al
Jinsek
(Spring VIP Room)
Profit interest 100%

CS CHINA ACQUISITION CORP.

Management Team

AGRL Management Team

Lam Man Pou – Founder & Chairman

- Mr. Lam is the Founder of AGRL and is responsible for the overall direction and development of the business and its subsidiaries. He is also responsible for developing AGRL's marketing programs.
- Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years.
- He has worked as Senior Manager at various VIP rooms of SJM's Casinos and has served as a junket operator for SJM's Casinos in Macau before forming his own operating company in 2002.
- He is a member of the Macau Gaming Industry General Association of Administrators and Promoters.

Leong Siak Hung – Chief Executive Officer and Director

- Mr. Leong is the Chief Executive Officer of AGRL and is responsible for the direct general administration of the business AGRL's strategic planning and expansion.
- Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China.
- He has acted as management advisor for Mr. Lam with respect to general administration and human resources management for VIP rooms since 2002.

Li Chung Ming– Chief Financial Officer

- Mr. Li is the Chief Financial Officer of AGRL and is responsible for finance and accounting.
- Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants.
- He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants.
- He is a graduate of Hong Kong Polytechnic University, Department of Accounting and a director of Klis & Associates CPA Limited.
- In his capacity as consultant and practicing Certified Public Accountant, Mr. Li has worked in a broad range of industries, including insurance, real estate, manufacturing, consultancy and trading. .

AGRL Management Team

Vong Hon Kun – Chief Operation Officer, Deputy Chairman & Director

- Mr. Vong is the Deputy Chairman and the Chief Operating Officer of AGRL and is responsible for developing the VIP patron market in Mainland China and the agent network throughout the country.
- Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 18 years in the gaming industry working in all aspects of VIP room promotion and the direct management of VIP rooms.
- Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years.
- He also worked as senior manager at various VIP rooms of SJM's Casinos. During the course of working for SJM's Casinos he developed a strong agent network and background in the operation management of VIP rooms.
- He is a member of the Macau Gaming Industry General Association of Administrators and Promoters.

Lam Chou In – Operating Officer

- Mr. Lam is an Operating Officer of the AGRL and is responsible for customer relationship policies for VIP rooms and developing VIP patrons in the immediate Hong Kong marketplace and for supervision of that area's agent network.
- Mr. Lam is a citizen of Macau, China and has over 14 years experience in gaming industry.
- His experience also includes food and beverage sales operations.
- Before joining the group he worked as senior manager at various VIP rooms of SJM's Casinos.
- He is a member of the Macau Gaming Industry General Association of Administrators and Promoters.

CS China Management Team

Chien Lee – Chairman of the Board

- Since August 2004, founding member and Chairman and CEO of CS Capital USA LLC, a private equity firm focused on diversified investments in China.
- Vice Chairman of SK Development (Zhongshan) Company, Ltd., a land acquisition and real estate development company located in China, since its formation in May 2005.
- Since October 2004, Co-Founder of 7 Days Inn, one of the leading budget hotel chains in China.
- Since April 2004, Co-Founder and director of The Officebox, a retail office products superstore chain in China.
- Since August 1989, Founding Member and president of Lee Holdings Company, Inc., a Miami-based investment company focusing on the acquisition of non-performing assets in the U.S.
- From January 1988 to August 1995, president and founder of City Homes, Inc., a real estate investment company in Miami.

William P. Haus - Chief Executive Officer and Director

- Since May 2008, consultant in providing advisory and consulting services.
- From September 2005 to May 2008, Analyst for The Pinnacle China Fund, a China-focused hedge fund.
- From April 2005 to September 2005, Senior Vice President and Equity Research Analyst with the Stanford Group Company, a broker dealer .
- From March 2000 to March 2005, Senior Research analyst at Advest, Inc., a securities brokerage firm.
- From 1998 to March 2000, Associate Vice President, manager and financial and business analyst at State Street Corporation, a financial services provider.
- From 1996 to 1998, Senior Financial Analyst at Fidelity Investments.
- Received a B.S. from the State University of New York at Fredonia and an M.B.A. from Boston University.
- Mr. Haus is a Chartered Financial Analyst (CFA) and member of the CFA Institute.

CS China Management Team

James Preissler - Chief Financial Officer, Secretary, & Director

- Since November 2006, Managing Partner of Panthera Capital Group, an advisory firm for Chinese companies .
- From November 2004 to November 2006, Chief Financial Officer and Secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (NASDAQ: YTEC), a provider of financial technologies and solutions to banks in China.
- Investment Advisor to Yucheng Technologies since its merger in November 2006.
- From March 2003 to September 2005, Associate Director of Research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors.
- From March 2002 to February 2003, Head of the Digital Media Research Group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe.
- Received a B.A. from Yale University and currently holds Series 7, 24, and 63 securities licenses.

Michael Zhang – Executive Vice President and Director

- Since April 2002, Vice President of the China Hailiang Group, a privately-held Fortune 500 company in China and parent company of Hailiang Co., Ltd. (SZ: 2203), a Shenzhen Stock Exchange listed company that is one of the world's largest producers of copper and copper alloy products. Mr. Zhang leads the real estate development group in the U.S., China and Vietnam and the venture capital and mergers and acquisition groups.
- From October 2001 to March 2002, General Counsel to International Data Group (IDG), an international IT media, research and exposition company in China providing legal expertise in corporate and venture capital matters.
- From January 2000 to September 2001, Vice President of Shenzhen New Industries Investment Company, an investment banking firm in China focusing on mergers and acquisition.
- From January 1993 to December 1999, Attorney at the law firm of Becker & Poliakoff, PA, and later Managing Partner of the firm's Guangzhou and Beijing Office where he represented many U.S. companies doing business in China in strategic business negotiations, joint ventures, and mergers and acquisitions.
- From January 1990 to December 1992, founded his own law firm and provided advice focusing predominantly on immigration, corporate law and mergers and acquisitions.
- Received a J.D. from Nova Southeastern University, graduated from The Graduate School of the Chinese Academy of Social Sciences in Beijing, China, and received a B.A. from Shandong University in Jinan, China.

CS China Management Team

Peter Li - Director

- Since June 2008, Independent Director and Audit Committee Chairman for Yuhe International Inc., an OTCBB listed company (YUII.OB) engaged in the broiler breeding business in China.
- Since February 2008, Senior Advisor for Yucheng Technologies.
- Since November 2006, Chief Financial Officer of Yucheng Technologies.
- From October 2004 to October 2006, Chief Financial Officer of Beijing Sihitech Technology Co. Ltd.
- From September 2002 to March 2004, Internal Controller at Lenovo.
- Prior to September 2002, various positions in corporate financial management across different industries.
- Received a B.A. from Beijing Foreign Studies University and Master of Education majoring in educational administration from University of Toronto.
- Mr. Li is a Certified General Accountant designated in Ontario, Canada.

CS CHINA ACQUISITION CORP.

Appendix

Incentive Shares

- AGRL will be issued an additional 4.21 million shares after its 2010 financial audit is complete.

Incentive Shares Based on Net Income Targets

2009 Incentive Share Targets

Net Income Range			Incentive Shares
$16,000,000	-	$16,999,999	1,150,000
$17,000,000	-	$17,999,999	2,464,000
$18,000,000	-	$18,999,999	3,981,000
$19,000,000	-	$19,999,999	5,750,000
	> $20,000,000		7,841,000

2010 Incentive Share Targets

Net Income Range			Incentive Shares(1)
$36,800,000	-	$37,799,999	4,210,000
$37,800,000	-	$38,799,999	6,300,000
$38,800,000	-	$39,799,999	8,069,000
$39,800,000	-	$40,799,999	9,586,000
$40,800,000	-	$41,799,999	10,900,000
	> $41,800,000		12,050,000

2011 Incentive Share Targets

Net Income Range	Incentive Shares
> $49,500,000	2,573,000

2012 Incentive Share Targets

Net Income Range	Incentive Shares
> $58,000,000	2,573,000

(1) Cumulative incentive shares cannot exceed 12,050,000 with respect to the 2009 and 2010 fiscal years combined.

- There are additional out performance bonuses of 0.53 million shares per year for exceeding net incomes of: $29.0 million in 2009, $60.0 million in 2010, $75.0 million in 2011, and $82.5 million in 2012.

Contact Information

James Preissler

U.S. mobile: (516) 662-8161

U.S. office: (646) 383-4832

China mobile: (86) 136 7108-6972

email: preissj@gmail.com

Glossary

DICJ – Governo da Região Administrativa Especial de Macau Direcção de Inspecção e Coordenação de Jogos (The Gaming Inspection and Coordination Bureau)

DSEC – Governo da RAE de Macau Direcção dos Serviços de Estatística e Censos (Statistics and Census Service Macao SAR Government)

CLSA Asia-Pacific Markets – https://www.clsa.com/index.php

CAGR – Compound Annual Growth Rate